SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-16986

Notification of Late Filing

(Check one):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR

For period ended:  September 28, 2003

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:         ACCLAIM ENTERTAINMENT, INC

Former name if applicable:

Address of principal executive office (Street and Number):         One Acclaim Plaza

City, State and Zip Code:         Glen Cove, NY 11542

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant received notice late yesterday afternoon, November 12, 2003, from NASDAQ that, in NASDAQ’s opinion, the structure of the Registrant’s October 2003 private offering of its 10% Convertible Subordinated Promissory Notes was not in compliance with NASD Marketplace Rule 4350(i)(1)(d). The Registrant is in the process of trying to resolve this matter with Nasdaq. Additionally, the Registrant has not completed its analysis with respect to certain matters which may have an effect on its financial statements which is not determinable at this time. The Registrant is therefore unable to file on a timely basis its quarterly report on Form 10-Q for the three month period ended September 28, 2003.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gerard F. Agoglia	516	656-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the second quarter of fiscal year 2004, the Registrant had net revenue of $41.3 million and a net loss of $4.0 million or $0.04 per diluted share, compared to net revenue of $54.1 million and a net loss of $28.2 million or $0.31 per diluted share for the three months ended August 31, 2002. For the first half of fiscal 2004, the Registrant had a net loss of $22.1 million or $0.21 per diluted share on net revenue of $74.4 million compared to a net loss of $25.7 million or $0.28 per diluted share on net revenue of $116.9 million during the comparable period of the prior year.

ACCLAIM ENTERTAINMENT, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2003	By:	/S/ GERARD F. AGOGLIA
		Name:	Gerard F. Agoglia
		Title:	Executive Vice President and Chief Financial Officer

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